Sonaecom, SGPS, S.A.

(public company)

Registered Office: Lugar do Espido, Via Norte, Maia

Tax number: 502 028 351

Share Capital: _ 366 246 868

Maia Commercial Registration Office number 502 028 351

Announcement

Sonaecom, SGPS, S.A. (“Sonaecom”) informs that it has sold, today, in the stock exchange market, 11,291,657 shares representing just over 1% of the share capital of Portugal Telecom

SGPS, S.A. (“PT”), to Sonaecom, BV, a Dutch Company with registered office at De Boelelaan,

7, 1083 HJ, Amsterdam, Netherlands, with share capital of €100.000, registered at the

Amsterdam Commerce Chamber under no. 34 243 137, totally held by it and a Co-offeror in the public tender offer for the acquisition of shares representing the share capital of PT. Sonaecom further informs that this transaction was executed at an unitary price €9,41.

Maia, 29 de Dezembro de 2006

Pelo Conselho de Administração